Northern Dynasty: Pebble Partnership Served with Grand Jury Subpoena in Alaska

February 5, 2021 Vancouver - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces that the Pebble Limited Partnership (the "Pebble Partnership") and Tom Collier, the former Chief Executive Officer of the Pebble Partnership, have each been served with a subpoena issued by the United States Attorney's Office for the District of Alaska to produce documents in connection with a grand jury investigation apparently involving previously disclosed recordings of private conversations regarding the Pebble Project.  The Company, the Pebble Partnership, and Mr. Collier intend to cooperate with the investigation.  The Company is not aware of any charges having been filed against any entity or individual in this matter.  The Company will provide updates on the investigation in its periodic and interim filings and releases as necessary and appropriate.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that the Company expects are forward-looking statements. These forward-looking statements include statements as to the investigation by the United States Attorney of the District of Alaska, the cooperation by the Pebble Partnership and Mr. Collier and updates relating to the investigation.  Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as any assurance as to the outcome of the investigation. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.